FORM 8-A/A

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(B) OR (G) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                  REPUBLIC SECURITY FINANCIAL CORPORATION
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           (Exact name of registrant as specified in its charter)

    Florida                                          59-2335075
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(State of incorporation or organization)            (I.R.S. Employer
                                                    Identification No.)

450 South Australian Avenue, West Palm Beach, Florida       33401
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   (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                  Name of each exchange on which
   to be so registered                  each class is to be registered

         None
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    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

    Securities Act registration statement file number to which this form
relates:      (if applicable)

    Securities to be registered pursuant to Section 12(g) of the Act:


                Rights to Purchase Series B Preferred Stock
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                              (Title of class)




Item 1.        Description of Registrant's Securities to be Registered.

               On March 29, 1995, the Board of Directors of Republic Security Financial Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value ("Common Stock"), of the Company to shareholders of record at the close of business on April 14, 1995. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of the Series B Junior Participating Preferred Shares, par value $.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a purchase price of $18 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of April 14, 1995, between the Company and IBJ Schroder Bank & Trust Company, as Rights Agent.

               Initially, ownership of the Rights will be evidenced by the Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding Common Stock. Until the Distribution Date, the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2005, unless earlier redeemed by the Company as described below or unless a transaction under
Section 13(d) of the Rights Agreement has occurred.

               Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share (i.e., 100 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

               In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remains outstanding, (ii) a Person becomes the beneficial owner of more than 25% of the then outstanding shares of Common Stock other than pursuant to a tender offer that provides fair value to all shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two time the exercise price of the Right. In lieu of requiring payment of the purchase price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full purchase price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

               In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (excepts Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

               The purchase price payable, and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution of holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

               At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

               The term "Continuing Directors" means any member of the Board of directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

               Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

               On October 29, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Wachovia Corporation, a North Carolina corporation ("Buyer"), pursuant to which the Company will be merged with a wholly owned subsidiary of Buyer (the "Merger"). In connection with the execution of the Merger Agreement, the Company authorized an amendment (the "Amendment") to the Agreement in order to provide that at the Effective Time (as defined in the Merger Agreement) the Rights shall expire with no additional consideration being paid on account thereof.

               A copy of the Amendment is filed as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

Item 2.        Exhibits.

1. Rights Agreement, dated as of April 14, 1995, between the Company and IBJ Schroder Bank & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to the Registrant's Registration Statement on Form 8-A dated April 27,
1995).

2. Amendment No. 1, dated as of October 29, 2000, to the Rights Agreement, dated April 14, 1995, between Republic Security Financial Corporation and The Bank of New York (as successor to IBJ Schroder Bank & Trust Company), as Rights Agent.



                                 SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      (Registrant)

                                      REPUBLIC SECURITY FINANCIAL CORPORATION


                                    By:  /s/  Rudy E. Schupp
                                        -----------------------------------
                                        Name:  Rudy E. Schupp
                                        Title: Chairman, President and Chief
                                               Executive Officer


Dated:  December 21, 2000



                               EXHIBIT INDEX


EXHIBIT      DESCRIPTION
-------      -----------

1 Rights Agreement, dated as of April 14, 1995, between Republic Security Financial Corporation and IBJ Schroder Bank & Trust Company, as Rights Agent, which includes as Exhibit B thereto the form of Rights Certificate (incorporated by reference to the Registrant's Registration Statement on Form 8-A dated April 27, 1995).

2 Amendment No. 1, dated as of October 29, 2000, to the Rights Agreement, dated April 14, 1995, between Republic Security Financial Corporation and The Bank of New York (as successor to IBJ Schroder Bank & Trust Company), as Rights Agent.